Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Three Months Ended April 29, 2017 and April 30, 2016
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Three Months Ended		Fiscal Year Ended
(dollars in millions)	Apr 29, 2017	Apr 30, 2016	Jan 28, 2017	Jan 30, 2016	Jan 31, 2015	Feb 1, 2014	Feb 2, 2013
Earnings from continuing operations before income taxes	$1,034	$897	$3,965	$4,923	$3,653	$4,121	$5,056
Capitalized interest, net	5	5	20	16	(1)	(14)	(12)
Adjusted earnings from continuing operations before income taxes	1,039	902	3,985	4,939	3,652	4,107	5,044
Fixed charges:
Interest expense (a)	147	157	591	616	619	641	721
Interest portion of rental expense	28	27	107	108	108	108	106
Total fixed charges	175	184	698	724	727	749	827
Earnings from continuing operations before income taxes and fixed charges	$1,214	$1,086	$4,683	$5,663	$4,379	$4,856	$5,871
Ratio of earnings to fixed charges	6.94	5.90	6.71	7.82	6.02	6.48	7.10
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.